Exhibit 99.3

FORMULA SYSTEMS (1985) LTD.

PROXY FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 24, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Bernstein and Asaf Berenstin and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on October 27, 2014, at the 2014 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, on Monday, November 24, 2014 at 10:00 a.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2014 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges that the Company has made available to the undersigned the Notice of 2014 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

November 24, 2014

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF ALL DIRECTORS LISTED IN PROPOSAL 1, AND “FOR” PROPOSAL 2

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

			FOR	AGAINST	ABSTAIN
		1. To re-elect the following persons as directors of the Company for a term expiring at the Company’s annual general meeting of shareholders in 2015: (a) Mr. Marek Panek	□	□	□
		(b) Mr. Rafal Kozlowski	□	□	□
		(c) Ms. Dafna Cohen	□	□	□

		2.To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditors of the Company and to authorize the Board of Directors and/or its Audit Committee to fix their compensation	□	□	□
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	□

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.